NORTHROP GRUMMAN CORPORATION

EXHIBIT 12(a)
NORTHROP GRUMMAN CORPORATION
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

$ in millions	Three Months Ended March 31		Year Ended December 31
Earnings:	2013	2012	2012	2011	2010	2009	2008
Earnings from continuing operations before income taxes	$712	$756	$2,965	$3,083	$2,366	$2,070	$1,841
Fixed Charges:
Interest expense, including amortization of debt premium	53	53	212	221	269	269	271
Portion of rental expenses on operating leases deemed to be representative of the interest factor	25	28	116	140	149	167	177
Earnings from continuing operations before income taxes and fixed charges	$790	$837	$3,293	$3,444	$2,784	$2,506	$2,289
Fixed Charges:	$78	$81	$328	$361	$418	$436	$448
Ratio of earnings to fixed charges	10.1	10.3	10.0	9.5	6.7	5.7	5.1